Filed by CoinShares International Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Odysseus Holdings Limited

Commission File No.: 333-293885

CoinShares has applied for suspension of trading and delisting of its ordinary shares from Nasdaq Stockholm and update on timetable for the transaction with Vine Hill (Mar 12, 2026)

March 12, 2026

12 March 2026 | SAINT HELIER, Jersey | CoinShares International Limited (“CoinShares”) (Nasdaq Stockholm: CS; US OTCQX: CNSRF) announced on 8 September 2025 a joint merger plan with Vine Hill Capital Investment Corp. (Nasdaq: VCIC) (“Vine Hill”) and Odysseus Holdings Limited (“Odysseus Holdings”), including a court-sanctioned scheme of arrangement under Article 125 of the Jersey Companies Law (“Scheme of Arrangement”) (such joint merger plan and the Scheme of Arrangement being together the “Transaction”). The Transaction once completed would in effect facilitate a change of listing venue for CoinShares shares from Nasdaq Stockholm to the Nasdaq Stock Market in the United States, or any other public stock market or exchange in the United States as may be agreed between CoinShares and Vine Hill. On 18 February 2026 CoinShares published a scheme circular in relation to the Scheme of Arrangement (the “Scheme Circular”).

Updated timetable1

The parties have agreed to accelerate the timetable for the Transaction in an effort to partially offset delays that arose due to the effects of the shutdown of the U.S. federal government in late 2025. The Scheme of Arrangement remains conditional on, amongst other things, the approval of the requisite majority of Scheme Shareholders at the Jersey Court Meeting and the requisite majority of CoinShares Shareholders at the Scheme General Meeting. The Scheme of Arrangement is also subject to the satisfaction (or, where applicable, waiver) of the other certain other conditions and further terms, as described more fully in the Scheme Circular. The updated expected timetable is as follows:

●	Jersey Court Meeting: 19 March 2026

●	Scheme General Meeting: 19 March 2026

●	Last day of trading of CoinShares Shares on Nasdaq Stockholm: 20 March 2026

●	Suspension of trading of CoinShares Shares from Nasdaq Stockholm: 23 March 2026

●	Special Meeting in Vine Hill: On or around 27 March 2026

●	Completion of the SPAC Merger: On or around 30 March 2026

●	Sanction Hearing: On or around 30 March 2026

●	Completion of the Private Placement: On or around 31 March 2026

●	Completion of the Transaction (i.e. the Scheme of Arrangement becoming effective): On or around 31 March 2026

●	Delisting of CoinShares ordinary shares from Nasdaq Stockholm: On or around 31 March 2026

●	Issue of Odysseus Holdings ordinary shares: On or around 31 March 2026

●	First day of trading of Odysseus Holdings ordinary shares on Nasdaq Stock Market in the United States, or any other public stock market or exchange in the United States: On or around 7 April 2026

1	All dates are expected only and are subject to change.

An updated expected timetable of principal events in relation to the Scheme of Arrangement is set out in the Appendix to this press release.

If any of the key dates set out in the timetable above or the Appendix hereto change, CoinShares and Odysseus Holdings will announce such changes by announcement in accordance with applicable laws and regulations, with such announcements also being made available on CoinShares’ website at https://investor.coinshares.com/us-listing and Odysseus Holdings’ website at https://www.coinshares-bidco.com.

Application to suspend trading and delist the ordinary shares from Nasdaq Stockholm

As part of the Transaction, the board of directors of CoinShares resolved to apply for the suspension of trading and delisting of CoinShares’ ordinary shares from Nasdaq Stockholm. The application has been submitted by CoinShares on its own initiative and is not the result of any request by Odysseus Holdings or any other third party. The delisting of CoinShares’ ordinary shares is conditional upon the registration of the court order sanctioning the Scheme of Arrangement with the Jersey Companies Registrar.

The last day of trading in CoinShares’ ordinary shares on Nasdaq Stockholm is expected to be on 20 March 2026. The suspension of trading of CoinShares’ ordinary shares on Nasdaq Stockholm is expected to take effect from 23 March 2026, and the delisting of CoinShares’ ordinary shares on Nasdaq Stockholm is expected to take effect on 31 March 2026. The aforementioned dates are indicative only and are subject to change.

CoinShares will announce Nasdaq Stockholm’s decision with respect to the application as soon as it has been received.

About CoinShares

CoinShares is a leading global digital asset manager that delivers a broad range of financial services across investment management, trading, and securities to a wide array of clients that include corporations, financial institutions, and individuals. Founded in 2013, the firm is headquartered in Jersey, with offices in France, Stockholm, the UK, and the US. CoinShares is regulated in Jersey by the Jersey Financial Services Commission, in France by the Autorité des marchés financiers, and in the US by the Securities and Exchange Commission, National Futures Association and Financial Industry Regulatory Authority. CoinShares is publicly listed on the Nasdaq Stockholm under the ticker CS and the OTCQX under the ticker CNSRF.

About Vine Hill

Vine Hill is a special purpose acquisition company (“SPAC”) sponsored by an affiliate of Vine Hill Capital Partners and formed as part of a platform to sponsor a series of SPACs. Vine Hill completed its $220 million initial public offering in September 2024 and its stock currently trades on Nasdaq under the ticker “VCIC.” Vine Hill Capital Partners is a premier alternative investment manager dedicated to helping businesses achieve their full potential and unlocking shareholder value through leveraging the public markets.

For more information on CoinShares, please visit: https://coinshares.com

Company | +44 (0)1534 513 100 | enquiries@coinshares.com

Investor Relations | +44 (0)1534 513 100 | enquiries@coinshares.com

PRESS CONTACT

CoinSharesBenoît Pellevoizin

bpellevoizin@coinshares.com

M Group Strategic CommunicationsPeter Padovano

coinshares@mgroupsc.com

The information was submitted for publication, through the agency of the contact persons set out above, at 08:10 CET on 12 March 2026.

IMPORTANT INFORMATION

General

This communication is being made in respect of the proposed business combination (the “Business Combination” and the other transactions contemplated by the Business Combination Agreement among CoinShares, Vine Hill, Odysseus Holdings and the other parties thereto (collectively, the “Transactions”)) among Vine Hill, CoinShares and Odysseus Holdings. The information contained herein does not purport to be all-inclusive and none of Vine Hill, CoinShares, Odysseus Holdings or their respective affiliates makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this communication.

Additional Information and Where to Find It

Shareholders should also refer to the scheme circular in relation to the Scheme of Arrangement (“Scheme Circular”) which was announced by CoinShares on 18 February 2026, and which is available on CoinShares’ website at https://investor.coinshares.com/us-listing and Odysseus Holdings’ website at https://www.coinshares-bidco.com. The Scheme Circular contains the full terms and conditions of the Scheme of Arrangement, including, if applicable, details of how to vote in respect of the Scheme of Arrangement.

This announcement does not constitute a prospectus or a prospectus equivalent document.

In connection with the Transactions, CoinShares, Vine Hill and Odysseus Holdings have filed a Registration Statement on Form F-4 (as amended and supplemented from time to time, the “Registration Statement”) with the SEC, which includes a preliminary proxy statement of Vine Hill and a prospectus of Odysseus Holdings relating to the offer of the securities to be issued to Vine Hill’s securityholders in connection with the completion of the Business Combination (the “Proxy Statement/Prospectus”). The definitive proxy statement and other relevant documents will be mailed to Vine Hill shareholders as of the record date established for voting on the Transactions and other matters as described in the Proxy Statement/Prospectus. Vine Hill, CoinShares and/or Odysseus Holdings will also file other documents regarding the Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF VINE HILL AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND, WHEN AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH VINE HILL’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT VINE HILL, COINSHARES, ODYSSEUS HOLDINGS AND THE TRANSACTIONS. Investors and security holders are also able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by Vine Hill, CoinShares and/or Odysseus Holdings, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Vine Hill Capital Investment Corp., 500 E Broward Blvd, Suite 900, Fort Lauderdale, FL 33394, or upon written request to CoinShares or Odysseus Holdings at c/o CoinShares International Limited, 2nd Floor, 2 Hill Street, JE2 4UA St Helier Jersey, Channel Islands.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Vine Hill, CoinShares, Odysseus Holdings and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from Vine Hill’s shareholders in connection with the Transactions. You can find information about Vine Hill’s, CoinShares and Odysseus Holdings’ directors, executive officers, certain of their shareholders and other members of management and employees and their interest in Vine Hill, CoinShares and Odysseus Holdings can be found in the sections entitled “The Business Combination Proposal — Certain Interests of Vine Hill’s Directors and Officers and Others in the Business Combination” “Certain Interests of Odysseus Holdings’ Director(s) and Officers and Others in the Business Combination,” “Information about CoinShares — Human Capital,” and “Executive Compensation of CoinShares” of the Registration Statement dated March 4, 2026, which is available free of charge at the SEC’s website at www.sec.gov and at the following URL: sec.gov/Archives/edgar/data/2087587/000121390026023748/ea0258819-09.htm.

No Offer or Solicitation

The information contained in this communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of Vine Hill, CoinShares or Odysseus Holdings, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Overseas Shareholders

The release, publication or distribution of this announcement in jurisdictions other than Jersey, the Cayman Islands, Sweden or the United States and the availability of the Scheme of Arrangement to CoinShares Shareholders who are not resident in Jersey, the Cayman Islands, Sweden or the United States, may be restricted by the laws of those jurisdictions and therefore persons into whose possession this announcement comes should inform themselves about and observe such restrictions. In particular, the ability of persons who are not resident in Jersey, the Cayman Islands, Sweden or the United States to vote their CoinShares Shares with respect to the Scheme of Arrangement at the Jersey Court Meeting, or to execute and deliver Forms of Proxy appointing another to vote at the Jersey Court Meeting on their behalf, may be affected by the laws of the relevant jurisdictions in which they are located. Further details in relation to Overseas Shareholders are contained in the Scheme Circular. Any failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Transaction disclaim any responsibility or liability for the violation of such restrictions by any person.

Unless otherwise determined by Odysseus Holdings, and permitted by applicable law and regulation, the Scheme of Arrangement will not be made available, in whole or in part, directly or indirectly, in, into or from a Restricted Jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction and no person may vote in favour of the Scheme of Arrangement by any such use, means, instrumentality or from within a Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. No invitation may be made to the public in the Cayman Islands to subscribe for the securities offered hereby, and this announcement and the Scheme of Arrangement may not be issued or passed to any such person. Scheme Shareholders who are in any doubt regarding such matters should consult an appropriate independent professional adviser in the relevant jurisdiction without delay.

Accordingly, copies of this announcement and all documents relating to the Transaction are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction where to do so would violate the laws in that jurisdiction, and persons receiving such documents (including, without limitation, agents, custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in, into or from any Restricted Jurisdiction where to do so would violate the laws in that jurisdiction. Doing so may render invalid any related purported vote in respect of the Scheme of Arrangement.

Further details in relation to Overseas Shareholders are contained in the Scheme Circular.

This announcement has been prepared for the purposes of complying with Jersey, Cayman Islands, Swedish and U.S. law and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of other jurisdictions.

The Transaction shall be subject to the applicable requirements of Nasdaq Stockholm, the Takeover Rules for Nasdaq Stockholm and the Jersey Companies Law.

Forward-Looking Statements

This communication includes “forward-looking statements” with respect to Vine Hill, CoinShares and/or Odysseus Holdings within the meaning of the federal securities laws. These forward-looking statements include all statements other than statements of historical fact, including, without limitation, the timing of, and the satisfaction of closing conditions to, completion of the Transaction. The expectations, estimates and projections of the businesses of CoinShares and Vine Hill may differ from their actual results and consequently, you should not rely on these forward-looking statements as predictions of future events. In some cases, you can identify forward-looking statements by terminology such as “according to estimates”, “anticipates”, “assumes”, “believes”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “is of the opinion”, “may”, “plans”, “potential”, “predicts”, “projects”, “targets”, “to the knowledge of”, “should”, “will”, “would”, or the negatives of these terms, variations of them or similar terminology, although not all forward-looking statements contain such identifying words.

Such forward-looking statements are subject to risks, uncertainties, and other factors which may adversely affect CoinShares’ and Odysseus Holdings’ ability to implement and achieve their plans and objectives set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding CoinShares’ and Odysseus Holdings’ present and future policies and plans and the environment in which CoinShares and Odysseus Holdings will operate in the future. Many actual events or circumstances are outside of the control of CoinShares, Odysseus Holdings or Vine Hill. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this communication. Factors that may cause such differences include, but are not limited to: (1) the Transactions not being completed in a timely manner or at all, which may adversely affect the price of Vine Hill’s and/or CoinShares’ securities; (2) the Transactions not being completed by Vine Hill’s business combination deadline; (3) failure by the parties to satisfy the conditions to the consummation of the Transactions, including the approval of Vine Hill’s and CoinShares’ shareholders and obtaining the requisite Acts of the Royal Court of Jersey; (4) failure to realize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of CoinShares and Odysseus Holdings to grow and manage growth profitably, build or maintain relationships with customers and retain management and key employees, capital expenditures, requirements for additional capital and timing of future cash flow provided by operating activities and the demand for digital assets, including cryptocurrencies and blockchain-related alternative investments, including those offered by, or underlying those offered by, CoinShares and Odysseus Holdings; (5) the level of redemptions by Vine Hill’s public shareholders which will reduce the amount of funds available for CoinShares and Odysseus Holdings to execute on their business strategies and may make it difficult to obtain or maintain the listing or trading of Odysseus Holdings ordinary shares on a major securities exchange; (6) failure of Odysseus Holdings to obtain or maintain the listing of its securities on any securities exchange after the closing; (7) costs related to the Transactions and as a result of Odysseus Holdings becoming a public company that may be higher than currently anticipated; (8) changes in business, market, financial, political and regulatory conditions; (9) volatility and rapid fluctuations in the market prices of digital assets, including cryptocurrencies and blockchain-related alternative investments, including those offered by, or underlying those offered by, CoinShares and/or Odysseus Holdings; (10) failure of CoinShares’ and/or Odysseus Holdings’ digital asset investment products to track their respective target benchmarks; (11) regulatory or other developments that negatively impact demand for the products and services provided by CoinShares and/or Odysseus Holdings; (12) the outcome of any event, change or other circumstance that could give rise to the inability to consummate the Business Combination; (13) the outcome of any legal proceedings that may be instituted against Vine Hill, CoinShares, Odysseus Holdings and/or any of their respective affiliates or others; (14) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (15) the risk that the Business Combination disrupts current plans and operations of Vine Hill and/or CoinShares as a result of the announcement and consummation of the Business Combination; (16) treatment of digital assets, including cryptocurrencies and blockchain-related alternative investments, including those offered by, or underlying those offered by, CoinShares and/or Odysseus Holdings, for U.S. and foreign tax purposes; (17) challenges in implementing CoinShares and/or Odysseus Holdings’ business plan due to operational challenges, significant competition and regulation; (18) being considered to be a “shell company” or “former shell company” by the securities exchange on which Odysseus Holdings ordinary shares will be listed or by the SEC, which may impact the ability to list Odysseus Holdings ordinary shares and restrict reliance on certain rules or forms in connection with the offering, sale or resale of Odysseus Holdings’ securities; (19) trading price and volume of Odysseus Holdings ordinary shares may be volatile following the Transactions and an active trading market may not develop; (20) Odysseus Holdings’ shareholders may experience dilution in the future due to the exercise of a significant number of existing warrants and any future issuances of equity securities of Odysseus Holdings; (21) investors may experience immediate and material dilution upon the closing as a result of the Vine Hill Class B ordinary shares held by Vine Hill Capital Sponsor I LLC, since the value of the Odysseus Holdings ordinary shares received by Vine Hill Capital Sponsor I LLC in exchange for such Vine Hill Class B ordinary shares is likely to be substantially higher than the nominal price paid for them, even if the trading price of Odysseus Holdings ordinary shares at such time is substantially less than the price per share paid by investors; (22) conflicts of interest that may arise from investment and transaction opportunities involving Odysseus Holdings, CoinShares, their respective affiliates and other investors and clients; (23) digital asset trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes; (24) risks relating to the custody of CoinShares’ and Odysseus Holdings’ digital assets, including the loss or destruction of private keys required to access its digital assets and cyberattacks or other data loss relating to its digital assets, which could cause CoinShares or Odysseus Holdings, as applicable, to lose some or all of its digital assets; (25) a security breach, cyber-attack or other event where unauthorized parties obtain access to CoinShares’ or Odysseus Holdings’ digital assets, as a result of which CoinShares or Odysseus Holdings may lose some or all of their digital assets temporarily or permanently and their financial condition and results of operations could be materially adversely affected; (26) the emergence or growth of other digital assets, including those with significant private or public sector backing, including by governments, consortiums or financial institutions, could have a negative impact on the value of digital assets and adversely affect CoinShares’ and/or Odysseus Holdings’ business; (27) potential regulatory changes reclassifying certain digital assets as securities could lead to the CoinShares’ and/or Odysseus Holdings’ classification as an “investment company” under the Investment Company Act of 1940 and could adversely affect the market price of CoinShares’ and/or Odysseus Holdings’ digital assets and the market price of CoinShares or Odysseus Holdings listed securities; and (28) other risks and uncertainties included in (x) the “Risk Factors” sections of the Vine Hill Annual Report on Form 10-K and (y) other documents filed or to be filed with or furnished or to be furnished to the SEC by Odysseus Holdings, CoinShares and/or Vine Hill. The foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. None of Vine Hill, CoinShares or Odysseus Holdings undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law. Past performance by Vine Hill’s, CoinShares’ or Odysseus Holdings’ management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of Vine Hill’s, CoinShares’ or Odysseus Holdings’ management teams or businesses associated with them as indicative of future performance of an investment or the returns that Vine Hill, CoinShares or Odysseus Holdings will, or are likely to, generate going forward.

No profit forecasts, estimates or quantified benefits statements

No statement in this announcement, or incorporated by reference in this announcement, is intended as a profit forecast, profit estimate or quantified benefits statement for any period and no statement in this announcement should be interpreted to mean that earnings or earnings per share for CoinShares or Odysseus Holdings, as appropriate, for the current or future financial years would necessarily match or exceed the historical published earnings or earnings per share for CoinShares or Odysseus Holdings.

Publication on website

A copy of this announcement will be available, free of charge, subject to certain restrictions relating to persons resident in Restricted Jurisdictions on CoinShares’ website at https://investor.coinshares.com/us-listing and Odysseus Holdings’ website at www.coinshares-bidco.com. Save as expressly referred to in this announcement, the content of CoinShares’ website or Odysseus Holdings’ website is not incorporated into, nor forms part of, this announcement.

Request to receive documents in hard copy form

A hard copy of this announcement may be requested by contacting CoinShares’ registrars, Computershare on +44 (0) 370 707 4040. Calls are charged at the standard geographic rate and will vary by provider. Calls outside Jersey will be charged at the applicable international rate. The Shareholder Helpline is open between 8.30 a.m. and 5.30 p.m., Monday to Friday (excluding public holidays in Jersey). Different charges may apply to calls from mobile telephones and calls may be recorded and randomly monitored for security and training purposes. Please note the Shareholder Helpline cannot provide advice on the merits of the Transaction nor give any financial, investment, legal or tax advice.

General

If you are in any doubt as to the contents of this announcement, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser.

APPENDIX

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

The following indicative timetable is based on CoinShares’ current expected dates for the implementation of the Scheme of Arrangement and is subject to change. If any of the dates and/or times in this expected timetable change, the revised dates and/or times will be notified to CoinShares Shareholders by announcement through Nasdaq Stockholm, with such announcement being made available on CoinShares’ website at https://investor.coinshares.com/us-listing.

References to times in this timetable are to Greenwich Mean Time (GMT), unless otherwise stated.

Event	Time and/or date

Latest time for lodging Forms of Proxy for the:

Jersey Court Meeting (BLUE form)	9.00 a.m. on 17 March 2026(1)

Scheme General Meeting (WHITE form)	9.15 a.m. on 17 March 2026(2)

Voting Record Time	6.30 p.m. on 17 March 2026(3)

Jersey Court Meeting	9.00 a.m. on 19 March 2026

Scheme General Meeting	9.15 a.m. on 19 March 2026(4)

The following dates are indicative only and are subject to change (including as may be agreed by CoinShares and Odysseus Cayman from time to time)

Last day of dealings in, and for the registration of transfers of, CoinShares Shares on Nasdaq Stockholm	D - 6 Business Day

Suspension of trading of CoinShares Shares on Nasdaq Stockholm	D – 5 Business Days

Settlement of final trades in Euroclear Sweden of CoinShares Shares on Nasdaq Stockholm	D – 4 Business Days

CoinShares Shares to be repositioned from Euroclear Sweden’s account in CREST to underlying beneficial holders’ accounts in CREST	D – 3-1 Business Days

Sanction Hearing (to sanction the Scheme)	(“D”) currently expected to be held on 30 March 2026), subject to Court approval and the satisfaction (or, if applicable, waiver) of the relevant Conditions and, in any event, prior to the Long Stop Date (5)

Last day for registration of transfers of, and disablement in CREST of CoinShares Shares	D

Scheme Record Time	6.00 p.m. on D

Effective Date	D + 1 Business Day(6)

Delisting of CoinShares Shares on Nasdaq Stockholm	by 5.30 a.m. (Sweden time) on D + 1 Business Day

Issue of New Odysseus Holdings Shares	at or shortly after 9.00 a.m. (New York time) on D + 1 Business Day

Listing of New Odysseus Holdings Shares on Nasdaq	at or shortly after 9.30 a.m. (New York time) on D + 4 Business Days

Long Stop Date	8 June 2026(7)

Notes

(1)	It is requested that BLUE Forms of Proxy for the Jersey Court Meeting be lodged not later than 9.00 a.m. on 17 March 2026 or, if the Jersey Court Meeting is adjourned, 48 hours prior to the time and date set for any adjourned Jersey Court Meeting (excluding any part of such 48-hour period falling on a non-working day). If the BLUE Form of Proxy for the Jersey Court Meeting is not returned by such time, it may be handed to a representative of CoinShares’ registrars, Computershare, on behalf of the Chair of the Jersey Court Meeting, or to the Chair of the Jersey Court Meeting before the start of the Jersey Court Meeting (or any adjournment of it) and it will be valid.

(2)	In order to be valid, the WHITE Forms of Proxy for the Scheme General Meeting must be lodged not later than 9.15 a.m. on 17 March 2026 or, if the Scheme General Meeting is adjourned, 48 hours prior to the time and date set for any adjourned Scheme General Meeting (excluding any part of such 48-hour period falling on a non-working day).

(3)	If either the Jersey Court Meeting or the Scheme General Meeting is adjourned, the Voting Record Time for the relevant adjourned Meeting will be 6.30 p.m. on the date which is two days (excluding non-working days) prior to the date set for such adjourned Meeting.

(4)	To commence at 9.15 a.m. or, if later, as soon thereafter as the Jersey Court Meeting shall have concluded or adjourned.

(5)	The Sanction Hearing is currently expected to be held on 30 March 2026 at the Royal Court of Jersey, Royal Court House, Royal Square, St. Helier, Jersey JE1 1JG. These dates are indicative only and are subject to change and will depend, among other things, on the date upon which: (i) the Conditions are satisfied or (if capable of waiver) waived; (ii) the Court sanctions the Scheme; and (iii) the Court Order (and any act of court in connection with the Scheme) is delivered to the Jersey Registrar of Companies. Scheme Shareholders are entitled to attend and be heard at the Sanction Hearing, should they wish to do so, in person or through their counsel.

(6)	Following sanction of the Scheme by the Court, the Scheme will become Effective in accordance with its terms upon a copy of the Court Order (and any act of court in connection with the Scheme) being delivered to the Jersey Registrar of Companies. This is presently expected to occur on 31 March 2026 being 1 Business Day after the Sanction Hearing, subject to satisfaction or (where capable of waiver), waiver of the Conditions.

(7)	This is the latest date by which the Scheme may become Effective. However, the Long Stop Date may be extended to such later date as CoinShares and Odysseus Cayman may agree (and as the Court may allow, should such approval be required).